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                              April 21, 2021

       Martin Lehr
       Chief Executive Officer
       Context Therapeutics LLC
       3675 Market Street, Suite 200
       Philadelphia, PA 19104

                                                        Re: Context
Therapeutics LLC
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 22,
2021
                                                            CIK No. 0001842952

       Dear Mr. Lehr:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Prospectus Summary
       Overview, page 1

   1. We note your disclosure here that you initiated two separate Phase 2 trials of ONA-XR in combination with
Ibrance (palbociclib) and Femara (leterozole) in first line metastatic breast cancer and
Faslodex (fulvestrant) in second or third line metastatic breast cancer in
                                                        2021 yet your
disclosure on page 68 indicates that the trial in combination with Ibrance is a Phase 1b/2 trial.
Please revise or advise and make this clear in your pipeline table. Please also
briefly explain what a window of opportunity study is in this section.
 Martin Lehr
FirstName   LastNameMartin
Context Therapeutics   LLC Lehr
Comapany
April       NameContext Therapeutics LLC
       21, 2021
April 221, 2021 Page 2
Page
FirstName LastName
Development Pipeline, page 2

2. Please revise the pipeline table to add a column for Phase 3. Also, it appears that the two
         Phase 0 trials for the last two indications for ONA-XR in breast cancer are studies in support of the other two ONA-XR trials in breast cancer based on your disclosure elsewhere in the prospectus. Please tell us why you believe that the Phase 0 trials should be reflected on separate lines of your pipeline table as opposed to only a narrative summary. Please also remove the Sigma1 antagonist program from the pipeline table given its stage of development.
Risk Factors, page 11

3. Given the length of your risk factor section, please revise to comply with Regulation S-K
         Item 105 by relocating risks that could generically apply to any registrant or offering to the end of the section under the caption "General Risk Factors."
Our Company's governing documents designate the Court of Chancery of the State of Delaware as the sole and exclusive forum, page 41

4. Please reconcile your disclosure in this risk factor that this exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction with your disclosure on page 120 stating that your certificate of incorporation provides that, unless you consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.
Business
Advanced, Recurrent Metastatic Breast Cancer, page 88

5. Please revise to clarify whether there were any serious adverse events experienced in the
         Phase 1 trial discussed in this section and, if so, discuss the events, including the number of patients who experienced them.
Our Collaboration and License Agreements, page 92

6. With respect to each of the three of agreements discussed in this section, please revise to disclose the duration of agreement, the royalty term, the termination provisions, and the following payment provisions:

                Up-front or execution payments received or paid;
                Aggregate amounts paid or received to date under the agreement; Aggregate future potential milestone payments to be paid or received;
                Royalty rates or a royalty range;
                Profit or revenue-sharing provisions; and
 Martin Lehr
Context Therapeutics LLC
April 21, 2021
Page 3
            Minimum purchase requirements if the agreement involves manufacturing.

      Please also file the agreements with Arno Therapeutics and Integral Molecular as exhibits or tell us why you believe that you are not required to file them. Refer to Item 601(b)(10)
      of Regulation S-K.
Executive Compensation, page 108

7. Please file the consulting agreement with Mr. Rencher and the form of Board of Director
      Services Agreement as exhibits or tell us why you believe that you are not required to file them. Refer to Item 601(b)(10) of Regulation S-K.
General

8. With reference to the cover graphics please revise to remove the Development Pipeline graphics and the reference to "blockbuster products" in the Highlights graphic. In this regard, we note that all graphics must adhere to plain English principles and provide a balanced presentation of the business. For additional guidance, refer to Securities Act
      Forms Compliance and Disclosure Interpretations Question 101.02.
9. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Gary Newberry at (202) 551-3761 or Kevin Vaughn at
(202) 551-
3494 if you have questions regarding comments on the financial statements and related matters. Please contact Ada Sarmento at (202) 551-3798 or Joe McCann at (202) 551-6262
with any other questions.



                                                            Sincerely,
FirstName LastNameMartin Lehr
                                                            Division of
Corporation Finance
Comapany NameContext Therapeutics LLC
                                                            Office of Life
Sciences
April 21, 2021 Page 3
cc:       Ben A. Stacke
FirstName LastName